

Mail Stop 3561

July 24, 2017

Via E-mail
David Stefko
Chief Financial Officer
Vince Holding Corp.
500 5th Avenue, 20th Floor
New York, New York 10110

      Re: Vince Holding Corp.
              Registration Statement on Form S-3
              Filed July 5, 2017
              File No. 333-219155

Dear Mr. Stefko:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you are distributing non-transferable subscription rights to purchase shares of your common stock. Please provide a detailed factual and legal analysis as to how you are eligible to use Form S-3 for this transaction. Specifically, please tell us how you comply with the conditions of Instruction I.B.4 or I.B.6 of Form S-3. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation Question 116.20 and 116.21 available on our website.

Risk Factors, page 9

2. We note your Risk Factor disclosure regarding your liquidity issues. Please revise to clearly disclose your liquidity position and your plans to address your liquidity issues. Specifically, please disclosure your current cash on hand, amounts available under your

credit facilities, and your monthly burn rate. Please also disclose how long you anticipate your present capital will last at your current monthly burn rate. See Item 3 of Form S-3 and Item 503(c) of Regulation S-K. In addition, please revise this risk factor to discuss and expand upon the statement from the Form 10-Q for the quarterly period ended April 29, 2017 that there are "recent requirements from certain vendors to pay on accelerated terms or to make prepayments in certain instances."

3. We note your statement on page 10 that if you do not complete this offering you "may be unable to comply with certain covenants in [your] Term Loan Facility and may be unable to service [your] debt. Please disclose the "certain covenants" you would be unable to comply with and your current position under the covenants.

The Investment Agreement

The Backstop Commitment, page 57

4. We note your disclosure regarding the backstop commitment from Sun Capital V. It is unclear if you will receive the backstop commitment regardless of how much is raised in the offering. Please revise to clarify or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Bradley Reed, Esq.
       Kirkland & Ellis LLP